UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21829	                                  April 30, 2018

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE     X       DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

BBH Trust
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4. Address of principal executive office (number, street,
city, state, zip code):

140 Broadway, New York, NY 10005
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Independent Accountants' Report

To the Trustees of the BBH Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that BBH Trust comprised of BBH Partner Fund - International Equity Fund, BBH Core Select, BBH Global Core Select, BBH U.S. Government Money Market Fund, BBH Limited Duration Fund, and
BBH Intermediate Municipal Bond Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "specified requirements") as of April 30, 2018. The BBH Trust management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the BBH Trust's compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. Included among our procedures were the following tests performed as of April 30, 2018, and with respect to agreement of security purchases and sales for the period from January
31, 2018 (date of our last examination) through April 30, 2018:

1.	Count and inspection of all securities located in the
vault, as applicable, of Brown Brothers Harriman & Co. (the
"Custodian") in New York, NY without prior notice of management;

2.	Confirmation of all securities held by institutions in
book entry form by The Depository Trust Company, Bank of New
York Mellon, by various sub-custodians and by various agent banks;

3.	Reconciliation of all such securities to the books and
records of the Funds' and the Custodian. For unsettled trades we agreed the trade terms to a broker confirmation or when replies from brokers were not received alternative procedures were performed;

4.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with the Custodian's records;

5.	Confirmation of all securities pledged as collateral for
futures contracts with brokers; and

6.	Agreement of 7 security purchases and 7 security sales or
maturities since our last examination from the books and records of the Funds to broker confirmations or when replies from brokers were not received alternative procedures were performed consisting of tracing settlement to subsequent bank statements.

We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination does not provide a legal determination on the BBH Trust's compliance with specified requirements.

In our opinion, management's assertion that the BBH Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the BBH Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
July 24, 2018



July 24, 2018
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of BBH Trust comprised of BBH Partner Fund - International Equity, BBH Core Select, BBH Global Core Select, BBH Limited Duration Fund, BBH U.S. Government Money Market Fund, and BBH Intermediate Municipal Bond Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2018, and for the period from January 31, 2018 (date of last examination) through April 30, 2018.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2018, and for the period from January 31, 2018 through April 30, 2018, with respect to securities reflected in the investment accounts of the Funds.


ON BEHALF OF:
BBH Trust

________________________________
Charles Schreiber
Treasurer
BBH Trust


Jean-Pierre Paquin
President
BBH Trust



July 24, 2018
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

The following representations, made to the best of our knowledge and belief, as members of management of BBH Trust comprised of BBH Partner Fund - International Equity Fund, BBH Core Select, BBH Global Core Select, BBH Limited Duration
Fund, BBH U.S. Government Money Market Fund, and BBH Intermediate Municipal Bond Fund (collectively the "Funds"), are being provided to you in connection with your examination of our assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f -2 of the Investment Company Act of 1940 as of April 30, 2018 and for the period from January 31, 2018 (date of our last examination) through April 30, 2018, with respect to securities reflected in the investment accounts of the Funds:

1.	We are responsible for complying with the requirements of
subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940.

2.	We are also responsible for establishing and maintaining
effective internal control over compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940.

3.	We have performed an evaluation of the Funds' compliance
with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2018 and for the period from January 31, 2018 through April 30, 2018 and concluded that the Funds are in compliance with those requirements.

4.	The Funds' management has made available to you all
financial records and related data that would have a bearing on the purpose of your examination.

5.	We have no:

a.	Knowledge of fraud or suspected fraud affecting the
Funds involving (1) management, (2) employees who have significant roles in internal control, or (3) others, where fraud could have a material effect on the performance of your procedures.

b.	Knowledge of any allegations of fraud or suspected
fraud affecting the Funds received in communications from employees, former employees, analysts, regulators, short sellers, or others where fraud could have a material effect on the performance of your procedures.


6.	There were no:

a.	Instances of noncompliance with subsections (b) and
(c) of Rule 17f-2 from January 31, 2018 through April 30, 2018 or through the date of this letter.

b.	Communications from regulatory agencies regarding the
Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940.

c.	Securities hypothecated, pledged, placed in escrow,
or out for transfer with brokers, pledgees, or transfer agents, except securities pledged as collateral for futures contracts as disclosed to you.

7.	No events pertaining to the Funds have occurred subsequent
to April 30, 2018 that would have a material effect on our assertion or that should be disclosed in order to keep our assertion from being misleading.

8.	There was one security, Carlyle Investment Management LLC,
held by the BBH Limited Duration Fund, located in the vault of Brown Brothers Harriman & Co. as of April 30, 2018.


ON BEHALF OF:
BBH Trust


Charles Schreiber
Treasurer
BBH Trust


Jean-Pierre Paquin
President
BBH Trust